Richard B. Aftanas, P.C. To Call Writer Directly: +1 212 446 4722 richard.aftanas@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

May 15, 2020

BY EDGAR

Ms. Heather Clark

Ms. Claire Erlanger

Office of Manufacturing

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Amcor plc
Form 10-K for the Fiscal Year Ended June 30, 2019
Response dated April 28, 2020
File No. 001-38932

Dear Ms. Clark and Ms. Erlanger:

On behalf of our client Amcor plc (“Amcor”), I am writing to request an extension of the expected timing of Amcor’s response to the May 14, 2020 comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on Amcor’s Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2019, Quarterly Report on Form 10-Q for the Fiscal Quarter Ended March 31, 2020 and Current Report on Form 8-K furnished May 11, 2020.

Due to the requirements of remote working caused by the COVID-19 pandemic, Amcor would appreciate receiving approval from the staff to file its response on or about June 12, 2020.

If you have questions or require additional information, please do not hesitate to contact me at (212) 446-4722.

Sincerely,

/s/ Richard B. Aftanas, P.C.

Richard B. Aftanas, P.C.

cc:	Mr. Michael Casamento, Executive Vice President, Finance and Chief Financial Officer
Amcor plc

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